

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

 Re: American International Group, Inc.
   Form 8-K furnished October 18, 2010
   File No. 1-8787

Dear Mr. Benmosche:

 We have completed our review of your Form 8-K furnished October 18, 2010 and do not have any further comments at this time.

        Sincerely,

        Jeffrey Riedler
        Assistant Director